FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 26, 2007

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press Release dated January 25, 2007 announcing 4th Quarter 2006 financial results.

Exhibit 1 Physical Statistics for 4Q 2006

Exhibit 2 Statements of Income for 4Q 2006

Exhibit 3 Balance Sheets for 4Q 2006

Exhibit 4 Cash Flows for 4Q 2006

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2006 (4Q06) AND FULL YEAR 2006

Highlights:

  EBITDA in 4Q06 reached Ch$72,314 million (US$135.8 million) and reached Ch$289,906 million (US$544.3 million) for the year 2006, as compared to Ch$70,809 million (US$133.0 million) for 4T05 and Ch$289,709 million (US$544.2 million) for the year 2005.

  EBITDA Margin reached 50.4% in 4Q06 and 50.2% in year 2006 compared to 48.0% and 48.9% in 4Q05 and 2005, respectively.

  The Company recorded net income of Ch$3,605 million (US$6.8 million) in 4Q06, and net income for the year 2006 of Ch$23,353 million (US$43.8 million), compared to a net income of Ch$ 3,271 million (US$6.1 million) and net income of Ch$25,712 million (US$48,3 million) in 4Q05 and full year 2005, respectively.

  Average financial debt decreased 20% from US$959 million in 4Q05 to US$765 million in 4Q06.

  The number of ADSL customers increased 58% and Digital TV service reached 94,209 clients as of December 31, 2006.

Santiago, Chile Enero 25, 2007, Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) (Telefonica Chile; or the Company) today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of December 31, 2006) for the fourth quarter of 2006. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for December 31, 2006, which was Ch$532.39 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (SVS) and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company s website, www.telefonicachile.cl.

CONSOLIDATED RESULTS FOR 4Q06

(Comparisons refer to 4Q05)

REVENUES

Telefónica Chile's revenues decreased by 2.8% in 4Q06 as compared to 4Q05, amounting to Ch$143,400 million (US$269.3 million). This variation is mainly the result of lower revenues from basic telephony and corporate communications, which were partly compensated by the increase in revenues from broad band (ADSL), flexible plans and television.

For 2006, consolidated revenues decreased 2.6% compared to 2005, reaching Ch$577,204 million (US$1,073.8 million).

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation) decreased 7.4% in 4Q06, to Ch$71,086 million (US$133.5 million), mainly explained by (i) a 14.4% decrease in salary costs, mainly due to a 7.9% reduction in average headcount as compared to 4Q05, (ii) a 21.6% reduction in uncollectables mainly due to bad debt containment efforts and (iii) lower advertising and interconnections expenses. These were partly offset by higher costs of sales and commissions (+44.7%) resulting from higher commercial activity of ADSL and the recently launched Digital Television service.

In 2006, operating costs and expenses (excluding depreciation) decreased 5.2% compared to 2005, reaching Ch$287,298 million (US$539.6 million).

EBITDA

As a result, EBITDA in 4Q06 increased 2.1% to Ch$72,314 million (US$135.8 million), compared to Ch$70.809 million (US$133.0 million) recorded in 4Q05.

During the year 2006, EBITDA slightly increased 0.1% to Ch$289,906 million (US$544.5 million) when compared to 2005.

EBITDA margin in 4Q06 was 50.4%, compared to the 48.0% recorded in 4Q05, EBITDA margin increased 0.9 p.p. mainly due to contained cost base.

EBITDA margin for the year 2006 reached 50.2% vs. 48.9% for the previous year.

Revenues and expenses for the year 2005 include an extraordinary charge related to the ILD business totaling Ch$10,847 million (US$20.4 million) for the full year and of Ch$1,585.7 million (US$3.0 million) for the 4Q05, excluding this charges the comparable margin would have been 50.5% in 2005 and 48,9% in 4Q05.

DEPRECIATION

Total depreciation in 4Q06 increased 1.5% to Ch$50.962 million (US$95.7 million), as compared to 4Q05. Depreciation for the year reached Ch$207,282 million (US$389.3 million), representing an increase of 3.2% compared to 2005. During the year 2006, the Company has reviewed its assets base and depreciation rates accelerating the useful life in alignment with current market conditions and also considering technological evolution.

OPERATING INCOME

Operating income increased 3.6% to Ch$21,352 million (US$40.1 million) in 4Q06 when compared to Ch$20,613 million (US$38.7 million) in 4Q05. Operating margin reached 14.9% in 4Q06 vs. 14.0% in 4Q05.

For 2006, operating income totaled Ch$82,624 million (US$155.1 million), reflecting a 7,1% decline as compared to 2005 and an operating margin of 14.3% for 2005 vs 15.0% in the previous year.

NON-OPERATING RESULTS

Non-operating result registered a non-operating loss of Ch$9,741 million (US$18.3 million) in 4Q06 as compared to a non-operating loss of Ch$8,669 million (US$16.3 million) in 4Q05.

The non-operating loss in 4Q06 was mainly due to i) interest expenses of Ch$4,191 million (US$7.9 million), which decreased by 38.6% on account of the 20% reduction in the average interest bearing debt (US$765 million), (ii) a loss for Ch$4,513 million (US$8.5 million) in other non operating expenses in 4Q06 as compared with Ch$7,139 million (US$13.4 million) in 4Q05, which includes an extraordinary charge for asset write-offs and severance payment provision for early retirement plans implemented in January 2006 and (iii) a monetary correction charge (price level restatement) of Ch$2,549 million (US$4.8 million), resulting in a charge from the impact of the negative CPI of 0.4% during 4Q06. This compared to a gain for monetary correction (price level restatement) in the amount Ch$2,518 million (US$4.7 million) in 4Q05, explained by the impact of a positive CPI of 1.24% during 4Q05.

Non-operating loss for the year, reached to Ch$29,713 million (US$55.8 million), mainly explained by financial expenses, severance payments provision in 1Q06. This figure is compared with a similar non-operating loss of Ch$29,089 million (US$54.4 million) in 2005.

INCOME TAXES

Income taxes: In 4Q06, Telefónica Chile recorded a total income tax charge in the amount of Ch$7,793 million (US$14.6 million). this compares to the Ch$8,572 million (US$16.1 million) tax charge in 4Q05.

Total income tax in 4Q06 consists of (i) Ch$7,793 million (US$14.6 million) in current income taxes, (ii) a Ch$3,536 million (US$6.6 million) charge for deferred taxes from previous periods (complementary accounts), partly offset by a positive charge of Ch$4,171 million (US$7.8 million) due to tax liabilities (deferred taxes) reverted due to lower levels of depreciation in the taxable income base as result of lower investments as compared to previous years and (iv) Ch$19 million (US$0.04 million) of tax benefits related to tax loss carry forwards from subsidiaries.

Income tax provision for the full year reached Ch$29,600 million (US$55.6 million) compared to Ch$34,093 million (US$64.0 million) registered in 2005.

NET RESULT

The Company recorded net income of Ch$3,605 million (US$6.8 million) in 4Q06 vs. net income of Ch$3,271 million (US$6.1 million) in 4Q05. In 2006, the Company recorded net income of Ch$23,353 million (US$43.9 million) compared to Ch$25,712 million (US$48.3 million) in 2005. Results for the year 2006 include an extraordinary charge for severance payment for personnel reduction implemented in 1Q06 and the revision in depreciation rates mentioned.

Net income per ADR in 4Q06 amounted to US$0.028, compared to the net income per ADR of US$0.027 recorded in 4Q05. Furthermore, net income per share in 4Q06 equaled Ch$3.8 as compared to Ch$3.4 in 4Q05.

CAPEX

Capital expenditures for Telefónica Chile and its consolidated subsidiaries amounted to US$68 million in 4Q06 compared to US$57 million in 4Q05. Capital expenditures for full year 2006 reached US$205 million vs. US$149 million in 2005. During the year 2006, capital expenditures were mainly focused on the development of broadband (ADSL), television and network maintenance.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS

The 57.7% growth in ADSL connections was driven by the successful marketing of bundled offers of voice plus broadband and digital TV

Fixed Telecommunications is divided into Basic Telephony, Broadband, Access Charges and Interconnections and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising, public telephones and Digital TV, among others). Fixed telecommunications revenues, which represented 75.2% of total operating revenues in 4Q06, decreased 2.4% to Ch$107,822 million (US$202.4 million) in the period as compared to 4Q05. In 2006, fixed telecommunications revenue fell 2.5% to Ch$439,548 million (US$825.3 million).

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed under tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased 12.4% to Ch$62,315 million (US$117.0 million) in 4Q06 as compared to 4Q05. This decrease is mainly attributable to a 43.5% decrease in the fixed monthly charge and a 34.3% decrease in the variable charge. These were partially compensated by an increase in revenue from flexible plans, which represented 59.8% of total lines in service as compared to 43.2% in December 2005. The aggregate 12,0% decline in these items is mainly due to: (i) a 16.3% decrease in average local traffic per line for 4Q06 compared to 4Q05, and (ii) a decrease in average lines in service of 9.6% compared to 4Q05, mainly as result of a revision of customer base and a change in the criteria to cut-off lines, (136,909 lines reduced in year 2006). The increased mix of flexible plans helps mitigate the decline of lines in service and traffic.

Broadband (ADSL) revenues grew 29.2% to Ch$16,329 million (US$30.7 million) in 4Q06, due to the 57.7% growth in ADSL connections in the quarter. This growth in ADSL connections was driven by the successful marketing of bundled offers of voice plus broadband and others, such as with digital TV starting in June 2006.

Access charges and interconnection revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers and services to wholesalers, among others. These revenues increased by 5.5% in 4Q06 to Ch$12.618 million (US$23.7 million) as compared to 4Q05. This increase was mainly due to a 11.9% increase in other interconnections revenues due to higher revenues from rental capacity to other telecom operators and higher revenues from access charges from other fixed operators. This was partly compensated by a decrease of 14.9% and 14.9% in revenues of access charges revenues from DLD and ILD long distance carriers, respectively, mainly due to a 18.9% drop in traffic of LD access charges.

Revenues from Other fixed telecommunications businesses, includes revenues generated as a result of the Company's contract with Publiguías, those generated by the subsidiaries Telemergencia (home security services) and Telefónica Internet Empresas (TIE) related to internet access, public telephone revenues, interior installations, equipment marketing and digital TV starting in June 2006. These revenues increased 12.5% in 4Q06 to Ch$16,560 million (US$31.1 million) as compared to 4Q05. This is mainly due to (i) Ch$2,974 million (US$5.6 million) revenues from the TV Business, which as of December 31. 2006 reached 94,209 clients and (ii) an increase in revenues from public telephones (+3.8%). The above was partly compensated by lower revenues from (i) directory advertising (-40.2%) due to higher competition and renewal of commercial contract in August 2006, (ii) lower ISP (-6.1%) due to the migration of clients to broad band (ADSL), (iii) home security services (-2.1%) and (iv) equipment marketing revenues (-6.7%) associated to PABX, fax machines and telephone equipments.

LONG DISTANCE

Increased market share in DLD and ILD to 36.7% and 35.7%, respectively

Long distance revenues include revenues from domestic and international long distance traffic, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 10.5% of consolidated operating revenues in 4Q06, increased 5.4% as compared to 4Q05, amounting to Ch$15,034 million (US$28.2 million). The increase in revenues is mainly explained by (i) an extraordinary non-cash charge of Ch$450 million (US$0.8 million) recorded in 4Q05, related to the international long distance business (ILD), excluding this effect ILD revenues increased 9.9% due mainly to higher revenues from international incoming interconnections. ILD traffic increased 8.8% and the average rate increased a 1.4% as compared to 4Q05, (ii) the 1,8% increase in DLD revenues. DLD traffic decreased 9.0% and the average rate increased a 12.2% as compared to 4Q05.

The aforementioned, was partly compensated by a 7.5% decrease in rental of the long distance network as compared to 4Q05, respectively.

The Company's successful commercial activities resulted in an increase in DLD market share from 35.4% in 4Q05 to 36.7% in 4Q06 and in ILD from 28.1% in 4Q05 to 36.7% in 4Q06.

In 2006, long distance revenues decreased 0.5% to Ch$58,922 million (US$ 110.6 million) which include extraordinary charges. Excluding extraordinary charges, long distance revenues decreased 4.7%.

CORPORATE CUSTOMER COMMUNICATIONS

Revenues from corporate customer communications represented 13.9% of consolidated revenues

Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment; (ii) complementary telephone services, such as digital communications; (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services to corporate customers.

Revenues from corporate customer communications, which represented 13.9% of consolidated revenues, decreased 8.9% to Ch$19,963 million (US$37.5 million) in 4Q06 as compared to 4Q05. The decrease in these revenues was mainly due to: (i) a 26.5% decrease in equipment marketing revenues, (ii) an 11.7% decrease in complementary services revenues and (iii) an 8.8% decrease in revenues from dedicated links and others due to lower revenues from advanced voice services and IP solutions. The above was partly offset by a 2.7% increase in revenues from data services, associated to IP network. The corporate customer business is affected by ongoing price competition and the migration of traditional data technologies to lower-priced IP technologies. In 4Q06, Datared links decreased by 8.0%, while ATM and data links through the IP network (dedicated IP) grew by 1.5% and 16.2%, respectively.

In 2006, revenues from corporate customer communications fell 4.7% to Ch$76,113 million (US$142.9 million).

OTHER BUSINESS

These revenues include those from other Company subsidiaries, such as Telepeajes and t-gestiona, among others. These revenues, which represented 0.4% of total operating revenues in 4Q06, decreased 36.2% to Ch$581 million (US$1.1 million) in 4Q06. In 2006, these revenues totaled Ch$2.621 million (US$4.9 million).

BUSINESS UNIT PERFORMANCE FOR 4Q06

COMPANY NEWS
	Contribution to EBITDA (Ch$ mn)	EBITDA Margin	Net Result (Ch$mn)
Consolidated	72,314	50.4%	3,605
Individual by Business Unit
Fixed Telecommunications (Parent Co.)	57,024	47,2%	239
Long Distance	8,845	40,8%	3,232
Corp. Communications	8,690	37,9%	3,424

INTERIM DIVIDEND PAYMENT AND FINAL DIVIDEND PROPOSAL

On November 23, 2006 interim dividend No.172 was paid for a total amount of Ch$10,529 million (US$19.8 million), equivalent to a gross amount of Ch$11.0 per share (US$0.08 per ADR).

In accordance with the Company s Dividend Policy, on January 24, 2006, the Board approved to propose to the General shareholders Meeting, the distribution of a final dividend against 2006 net income, for a total amount of Ch$12,866 million (US$24.2 million), equivalent to a gross amount of Ch$13.44 per share (approximately US$0.12 per ADR). This dividend together with the dividend paid in November 2006 represents 100% of net income for the period January through December 2006.

VOISSNET PROCEEDING

On October 26, 2006, the Antitrust Commission (Tribunal de Defensa de la Libre Competencia), ruled against the Company in the claim filled by Voissnet*. The Antitrust Commission ruled that the Company must pay a fine equivalent to US$1.1 million.

On November 8, 2006, Telefónica Chile S.A. filed an appeal with the Supreme Court seeking to void the Antitrust Commission's ruling and release the company from any penalty, based on the fact that in its decision, the Antitrust Commission erred in interpreting the law when it concluded that companies like Voissnet may provide telephone services without a concession, without being subject to regulations applicable to holders of public telecommunications service concessions, and without paying for the use of the broadband infrastructure and the traditional telephone network. The appeal also hold that the Antitrust Commission's decision clearly affected the rights guaranteed by the Chilean Constitution, such as the right to equality under the law, the right to ownership, and the right to free enterprise. The appeal was admitted and the parties' opening arguments will be heard in March 2007.

*: In January 2005, Voissnet initiated legal proceedings against the Company for contractually prohibiting the provision of telephone service through Internet over the broadband service provided by Telefónica Chile

PUBLIC INQUIRY ON VOICE SERVICE OVER INTERNET

On December 20, 2006, the Undersecretary of Telecommunications (SUBTEL) made a public inquiry regarding the rule proposal for Voice Service Over Internet, to identify all matters to be included in the mentioned rule. Telefónica Chile will submit its comments on January 26, 2007, as established by the public inquiry.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicachile.cl (Investor Relations)

For more information contact:
Sofía Chellew - Verónica Gaete	Andrea Priest / David Serry
María José Rodríguez- Carolyn McKenzie	THE GLOBAL CONSULTING GROUP
TELEFONICA CHILE	Tel: 646-284-9425 / 646-2849407
Tel.: 562-691-3867	E-mail:
Fax: 562-691-2392	apriest@hfgcg.com
E-mail:	dserry@hfgcg.com
sofia.chellew@telefonicachile.cl,
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
carolyn.mckenzie@telefonicachile.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing, value-added and digital television services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2007

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer